Exhibit 99.2

Dated the 11 day of October 2021 INDIVIDUALS IN SCHEDULE 2 (the Vendors) MAGNUM INTERNATIONAL HOLDINGS LIMITED (the Company) and INTEGRATED MEDIA TECHNOLOGY LIMITED (the Purchaser)
AGREEMENT FOR SALE AND PURCHASE OF 100% OF THE ISSUED SHARES OF MAGNUM INTERNATIONAL HOLDINGS LIMITED

THIS AGREEMENT is dated the 11 day of October 2021.

BETWEEN:

(1)	The individuals listed in Schedule 2, (individually the "Vendor" and collectively the "Vendors");

(2)	Magnum International Holdings Limited, a company incorporated in the British Virgin Islands with limited liabilities and having its registered office at Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands (the "Company"); and

(3)	Integrated Media Technology Limited, a company incorporated in South Australia and having its registered office at Level 7, 420 King William Street, Adelaide, South Australia (the "Purchaser").

WHEREAS:

(A)	The respective Vendors listed in Column 1 of Schedule 2 are the beneficial owners of the number of shares in their respective Column 2 of Schedule 2. The Vendors together owns beneficially 50,000 share, representing 100% equity interests in the capital of the Company.

(B)	The Company is a technology development company based in Dalian China that intends to build a post diagnose medical and healthcare platform using big data and artificial intelligence. Magnum will focus on the development of a post diagnosis platform integrating wearable medical devices for real time monitoring, and the integration of medical resources to provide consumers with medical and healthcare information.

(C)	The Vendors have agreed to sell their respective shares and the Purchaser has agreed to purchase these shares from each of the Vendors by the issuance of Consideration Shares to each of the Vendors as set out in Column 6 of Schedule 2 on the terms and conditions of this Agreement.

NOW IT IS HEREBY AGREED AS FOLLOWS:

1.	INTERPRETATION

1.1	In this Agreement (including the Recitals and Schedules), unless the context otherwise requires, the following words and expressions shall have the following meanings ascribed to each of them below:

"Agreement"	this agreement for the sale and purchase of the Sale Shares, as amended or supplemented from time to time;

"Audited Accounts"	the audited consolidated balance sheet of the Company made up as at 31 December 2020 and the audited consolidated profit and loss accounts of the Company for the year ended on 31 December 2020;

"Auditors"	the auditors from time to time appointed by the Company (or such replacement approved by the Purchaser);
"Business"	such business being engaged by the Company from time to time;
"Business Day"	a day (other than Saturdays) on which banks in Australia are generally open for the transaction of normal banking business;
"Completion Account"

the unaudited consolidated balance sheet of the Company as at the Completion Date and the unaudited consolidated profit and loss account of the Company for the period from 1 January 2021 to the Completion Date to be prepared by the Company;

"Completion Date"	the date falling on the fifth (5th) Business Day after the conditions set out in Clause 3.1 have been fulfilled or waived by the Purchaser;
"Completion"	completion of the sale and purchase of the Sale Shares in accordance with the terms and conditions of this Agreement;
"Consideration"

the consideration to each of the Vendors as set out in Column 5 of Schedule 2 payable by the Purchaser the Consideration Shares for the purchase of the respective Vendors' Sale Shares set out in Column 6 of Schedule 2 and as pursuant to Clause 4.1;

"Consideration Shares"	means the number of shares to be issued to each of the Vendors as set out in Column 6 of Schedule 2;
"Encumbrance"

any mortgage, charge, pledge, lien (otherwise than arising by statute or operation of law), equities, hypothecation or other encumbrance, priority or security interest, deferred purchase, title retention, leasing, sale-and-repurchase or sale-and-leaseback arrangement whatsoever over or in any property, assets or rights of whatsoever nature and includes any agreement for any of the same;

"Interim Accounts"

means the unaudited consolidated balance sheet of the Company as at 30 June 2021 and the unaudited consolidated profit and loss account of the Company for the period from 1 January 2021 to 30 June 2021, to be prepared by the Company;

"Long Stop Date"	3 months from the date of this Agreement (or such later date the parties to this Agreement may agree in writing);
"Sale Share"

means the 50,000 Shares owned and to be sold by the Vendors (each Vendor's sale share are set out in Column 3 of Schedule 2) to the Purchaser which constitute 100% of the total issued share capital of the Company as at the Completion Date;

"Shares"	shares in the share capital of the Company;

"Taxation"

all forms of taxation whenever created or imposed and whether in China or elsewhere and without limiting the generality of the foregoing, includes all forms of profits tax, interest tax, salaries tax, property tax, estate duty, stamp duty, sales tax, any provisional tax, customs and import duty and any amount equal to any deprivation of any relief, allowance, set off, deduction in computing profits or rights to repayment of taxation granted by or pursuant to any legislation concerning or otherwise relating to taxation and also includes in addition and without prejudice to the foregoing, all fines, penalties, costs, charges, expenses and interests relating thereto;

"Warranties"	in respect of the Company, the representations and warranties set out in Clause 7 and Schedule 3; and

"US$" or "USD"	means United States Dollars.

1.2	The headings of this Agreement are inserted for convenience only and shall be ignored in construing this Agreement. Unless the context otherwise requires, references in this Agreement to the singular shall be deemed to include references to the plural and vice versa; references to one gender shall include all genders and references to any person shall include an individual, firm, body corporate or unincorporated.

1.3	References in this Agreement to clauses, schedules and exhibits are references to clauses, schedules and exhibits of this Agreement and references to sub-clauses and paragraphs are unless otherwise stated, references to sub-clauses and paragraphs of the clause, sub-clause or, as appropriate, the schedule or the exhibit in which the reference appears.

2.	SALE AND PURCHASE OF THE SALE SHARE

2.1	Subject to the terms and conditions of this Agreement, each of the Vendors, as beneficial owner of their respective shares set out in Column 2 of Schedule 2 ("Vendor Shares"), shall sell the number of shares owned by respective Vendors and the Purchaser shall (or the Purchaser's nominee), relying on the warranties and indemnities herein contained, purchase the number of Vendor Shares owned by the respective Vendor free from all Encumbrances together with all rights now or hereafter attaching thereto including but not limited to all dividends paid, declared and/or made in respect thereof on or after the date of this Agreement in consideration for the Consideration Shares.

3.	CONDITIONS

3.1	Completion is conditional upon:

(a)	the Purchaser having completed its due diligence (including without limitation, legal, financial and commercial aspects) in respect of the Company referred to in Clause 3.3 below and the results of which are, in the absolute opinion of the Purchaser, satisfactory and acceptable to the Purchaser in all respects;

(b)	the each of the Vendors having obtained all necessary consents and approvals for the transactions contemplated under this Agreement (if required) from the relevant governmental or regulatory authorities in China or elsewhere under the relevant applicable laws and regulations;

(c)	the Purchaser having obtained all necessary consents and approvals for the transactions contemplated under this Agreement (if required) from the relevant governmental or regulatory authorities in Australia or elsewhere under the relevant applicable laws and regulations;

(d)	immediately prior to completion, the Company has received the necessary approvals to have Dalian Yundian ZhiTeng Technology Co., Ltd (云颠智腾科技管理有限公司) a company incorporated in China to be legally registered with the proper authorities in China to be a wholly owned foreign entity under the Company; and

(e)	there being no breach of any of the Warranties.

3.2	The Vendors, jointly and severally, shall fulfill the condition precedents mentioned in Clauses 3.1(b) and (e) above and shall keep the Purchaser fully informed of all his actions and efforts in connection with obtaining the necessary consents and approvals from the relevant regulatory authorities pursuant to Clause 3.1(c).

3.3	In relation to Clause 3.1(a), the Vendors, jointly and severally, shall give and shall procure the Company that the Purchaser and/or any persons authorised by it in writing will be given such access to the premises and all books, documents, title deeds, records, returns, approvals, correspondence and accounts of the Company and all such information relating to the Company as may be reasonably requested by or on behalf of the Purchaser to undertake and conduct a full due diligence (including but without limitation, in all legal, financial and commercial aspects) against the Company and be permitted to take copies of any such books, documents, title deeds, records and accounts and that the directors and employees of all members of the Company shall be instructed to give promptly all such information and explanations to any such persons as aforesaid as may be requested by it or them. For the avoidance of doubt, such due diligence shall not limit or otherwise qualify in any way the obligations and liabilities of each of the Vendors under Clause 7.

3.4	The Purchaser may at any time by notice in writing to the Vendors waive any of the conditions set out in Clause 3.1. If (a) any of the conditions set out in Clause 3.1 has not been satisfied (or as the case may be, waived by the Purchaser) on or before 5:00 p.m. on the Long Stop Date or such later date as the Purchaser may agree; or (b) the Purchaser is not satisfied with the results of the due diligence conducted according to Clause 3.3 and informs the Vendors in writing at any time, this Agreement shall cease and determine and the parties to this Agreement shall not have any obligations and liabilities hereunder save for any antecedent breaches of the terms hereof.

4.	CONSIDERATION

4.1	The total consideration to be paid at Completion is US$11,000,000 (United States Dollars Eleven Million) which shall be paid by the issuance of the Consideration Shares.

5.	COMPLETION

5.1	Completion shall take place at the Purchaser's office on the Completion Date at 5:00 p.m. (or at such other place and time as the parties may agree) when all the acts and requirements set out in this Clause 5 shall be complied with.

5.2	On Completion, each of the Vendors shall deliver or procure the delivery to the Purchaser of all the following:

(a)	the relevant instruments of transfer and contract notes in respect of the transfer of the respective number of Sale Shares duly executed by the relevant Vendor in favour of the Purchaser or such other nominee(s) as the Purchaser may direct and such other documents as may be required to give a good and effective transfer of title to the Sale Shares to the Purchaser or such nominee(s) and to enable the Purchaser or such nominee(s) to become the registered and beneficial holder thereof free from all Encumbrances to the Purchaser's satisfaction;

(b)	definitive share certificates in respect of the Sale Shares and other evidence as may be required by the Purchaser showing that each of the Vendor as set out in Column 1 of Schedule 2 is the beneficial owner of the respective number of Sale Shares as set out in Column 2 of Schedule 2, free from all Encumbrances;

(c)	copies, certified as true and complete by a director of the Company, of resolutions of the shareholders meeting/board of directors approving the matters as stipulated in Clauses 5.3;

(d)	in respect of the Company and any of its subsidiary companies:

(i)	all statutory records and minute books (which shall be written up to date as at Completion), all unissued share certificates (if any) and all other statutory records;

(ii)	all common seals and all rubber stamps, cheque books, cheque stubs and bank statements, receipt books, all current insurance policies, books and accounts and title deeds and evidence of ownerships to all assets and all current contracts and all other accounting records;

(iii)	copies of all tax returns and assessments (receipted where the due dates for payment fell on or before the Completion Date);

(iv)	execution of employment contracts in a form satisfactory to the Purchaser, at its sole discretion, for the Company's executive management staff for a period of at least one year after the Completion Date;

(v)	all correspondence and other documents belonging to the Company (including its constitutional documents); and

provided that, if the Purchaser so agrees, delivery of all documents and records as referred to in this Clause 5.2(d) shall be deemed to have been effected where they are situated in premises and shall continue to be in the sole occupation of the Company following Completion or otherwise in the custody of persons who shall remain officers and/or employees of the Company following Completion;

(e)	the Audited Accounts and the Interim Accounts (which shall not have any deviation from the Accounts as defined in Schedule 3); and

(f)	the estimated Completion Accounts.

5.3	On Completion, the Vendors shall procure a meeting of the shareholders/directors (as appropriate) of the Company at which such matters shall be dealt with and resolved upon as the Purchaser shall require for the purposes of giving effect to the provisions of this Agreement including:

(a)	approving the sale and purchase of the Sale Share;

(b)	appointing the directors, nominated by the Purchaser, to the board of the Company;

(c)	changing the authorized bank signers nominated by the Purchaser for all the Company's bank accounts; and

(d)	amending the memorandum and articles of association of the Company as may be required by the Purchaser in writing prior to the Completion.

5.4	Against performance of the obligations by the Vendor, jointly and severally, under Clauses 5.2 and 5.3 above, the Purchaser shall:

(a)	cause to be delivered to each of the Vendor instructions to the Purchaser's transfer agent to issue the number of Sales Shares in the respective names of each of the Vendors or their respective nominee(s); and

(b)	deliver to each of the Vendor a certified copy of the directors' resolutions of the Purchaser approving this Agreement and the issue of the Sale Shares.

5.5	If the Vendors, jointly and severally, shall fail to do anything required to be done by them under Clauses 5.2 and 5.3, without prejudice to any other right or remedy available to the Purchaser, the Purchaser may:

(a)	defer Completion to a day not later than 14 days after the date fixed for Completion (and so that the provisions of this paragraph (a) shall apply to Completion as so deferred); or

(b)	proceed to Completion so far as practicable but without prejudice to the Purchaser's rights to the extent that the Vendor shall not have complied with their obligations hereunder; or

(c)	rescind this Agreement without liability on its part.

5.6	The Purchaser and the each of the Vendors confirm and agree that Clauses 6 to 17 shall survive the Completion.

6.	COMPLETION ACCOUNTS

6.1	Within one month from the Completion Date, the Company shall issue the Completion Accounts which shall not materially different from the estimated Completion Accounts delivered by the Company to the Purchaser in Clause 5.2(f). If there are any material differences, the parties agree to review the cause and determine if any action is required, including payments.

7.	WARRANTIES
7.1	Each of the Vendors jointly and severally represents, warrants and undertakes to and with the Purchaser that the Warranties (to the extent that they are applicable to them) are true and accurate in all respects as at the date of this Agreement and will continue to be so up to and including Completion and agree to use his best endeavours (including taking such remedial action as may be necessary) to ensure that the Warranties have remained and will remain true and accurate in all respects from the date of signing of this Agreement up to the time of Completion and acknowledge that the Purchaser, in entering into this Agreement, is relying on, inter alia, such Warranties (to the extent that they are applicable to them). For the avoidance of doubt, the liabilities and obligations of each of the Vendors under the Warranties (to the extent that they are applicable to them) shall in no circumstances be lessened, modified, relieved or otherwise reduced due to any actual or constructive knowledge of the Purchaser of any facts or events relating to the business, operations or otherwise of the Company, whether such knowledge is gained in the course of the due diligence conducted under Clause 3.3 or otherwise.

7.2	Each of the Vendors agrees that the Purchaser shall treat each of the Warranties (to the extent that they are applicable to them) as a condition of this Agreement. In addition, each of the Warranties is without prejudice to any other Warranty and, except where expressly otherwise stated, no provision in any Warranty shall govern or limit the extent or application of any other provision in any Warranty.

7.3	Each of the Vendors agrees to fully indemnify and keep the Purchaser and its assignee fully indemnified on demand from and against all losses, liabilities, damages, costs and expenses (including legal expenses) which the Purchaser and its assignee may incur or sustain from or in consequence of any of the Warranties (to the extent that they are applicable to them) not being correct or fully complied with. This indemnity shall be without prejudice to any other rights and remedies of the Purchaser and its assignee in relation to any such breach of Warranties and all such rights and remedies are hereby reserved.

7.4	The Warranties shall survive Completion and the rights and remedies of the Purchaser in respect of any breach of the Warranties shall not be affected by Completion or by any investigation made by or on behalf of the Purchaser into the affairs of the Company or by the Purchaser rescinding, or failing to rescind this Agreement, or failing to exercise or delaying the exercise of any right or remedy, or by any other event or matter whatsoever, except a specific and duly authorised written waiver or release and no single or partial exercise of any right or remedy shall preclude any further or other exercise.

7.5	The Purchaser shall be entitled to take action both before and after Completion in respect of any breach or non-fulfillment of any of the Warranties and Completion shall not in any way constitute a waiver of any right of the Purchaser.

7.6	Each of the Vendors undertakes in relation to any Warranty (to the extent that they are applicable to them) which refers to the knowledge, information or belief of each of the Vendors that it has made full enquiry into the subject matter of that Warranty and that they do not have actual or constructive knowledge, information or belief that the subject matter of that Warranty may not be correct, complete or accurate.

7.7	If at any time before Completion the Vendors or any of them come to know of any fact or event which:

(a)	is in any way inconsistent with any of the undertakings given by and of the Vendors, and/or

(b)	suggests that any fact warranted may not be as warranted or may be misleading; and/or

(c)	might affect the willingness of a prudent purchaser for value of the Sale Shares to complete its purchase or the amount of the consideration which such purchaser would be prepared to pay for the Sale Shares;

the Vendor(s) shall give immediate written notice thereof to the Purchaser in which event the Purchaser may within 14 days of receiving such notice rescind this Agreement by written notice to the Vendors.

7.8	If at any time before Completion, the Purchaser finds that any of the Warranties is incorrect or has not been or is (in the reasonable opinion of the Purchaser) incapable of being rectified the Purchaser may rescind this Agreement by written notice to the Vendors.

7.9	The Purchaser's rights under the above clauses are in addition to and without prejudice to all other rights and remedies available to it and its exercise of or its failure to exercise its rights under any of the above clauses shall not constitute a waiver of or prejudice any of its other rights under this Agreement.

7.10	The Vendors, jointly and severally, hereby represents and warrants to the Purchaser that the warranties set out in Schedule 3 are true and correct in all respects as at the date of this Agreement and will continue to be so up to and including the Completion Date.

7.11	Notwithstanding any term in this Agreement, the maximum liability of the Vendors for breach or non-fulfillment of the Warranties shall be such sum that is equal to the amount of the Consideration.

8.	PRE-COMPLETION OBLIGATIONS

8.1	The Vendors jointly and severally covenants and undertakes that prior to Completion and without the prior written consent of the Purchaser, the Vendors, jointly and severally, shall procure that the Company shall not:

(a)	incur any expenditure on capital account or enter into any option in respect of any part of its assets;
(b)	dispose of or agree to dispose of or grant any option in respect of any part of its assets;
(c)	borrow any money or make any payments out of or drawings on its bank account(s) other than routine payments;
(d)	enter into any unusual or abnormal contract or commitment;
(e)	make any loan;
(f)	enter into any leasing hire purchase or other agreement or arrangements for payment on deferred terms;
(g)	declare make or pay any dividend or other distribution or do or suffer anything which may render its financial position less favourable than as at the date of this Agreement;
(h)	grant or issue or agree to grant or issue any mortgages charges debentures or other securities or give or agree to give any guarantees or indemnities;
(i)	make any change in the terms and conditions of employment or pension benefits of any of its directors or employees or employ or terminate (other than for good cause) the employment of any person;
(j)	permit any of its insurances to lapse or do anything which would make any policy of insurance void or voidable;
(k)	create issue or grant any option in respect of any class of share or loan capital or agree so to do;
(l)	in any other way depart from the ordinary course of its respective day-to-day business either as regards the nature scope or manner of conducting the same;
(m)	alter any provisions of its memorandum or articles of association or other constitutional documents;

(n)	voluntarily contravene or fail to comply with any material obligation, statutory or otherwise; or

(o)	do anything whereby its financial position will be rendered less favourable than at the date hereof.

8.2	Each of the Vendors jointly and severally undertakes to take all necessary and appropriate actions to the effect that all such loans due and owing from the Company to the Vendors as at the date prior to Completion shall be waived on or before the date immediately prior to the Completion Date.

9.	ACCESS TO INFORMATION

Each of the Vendors shall assist the Purchaser, its agents, representatives and professional advisers in obtaining promptly on request full access to all such facilities and information regarding the business, assets, liabilities, contracts and affairs of the Company and other evidence of ownership of the assets owned by the Company as the Purchaser may require.

10.	FURTHER ASSURANCE

Each of the Vendors shall execute, do and perform or procure to be executed, done and performed by other necessary persons all such further acts, agreements, assignments, assurances, deeds and documents as the Purchaser may require effectively to vest the registered and beneficial ownership of the Sale Shares in the Purchaser free from all Encumbrances and with all rights now and hereafter attaching thereto.

11.	CONFIDENTIALITY AND ANNOUNCEMENTS

11.1	Each of the parties undertakes to the others that it will not, at any time after the date of this Agreement, divulge or communicate to any person other than to its professional advisers, or when required by law or any rule of any relevant stock exchange body, or to its respective officers or employees whose province is to know the same any confidential information concerning the business, accounts, finance or contractual arrangements or other dealings, transactions or affairs of any of the others which may be within or may come to its knowledge and it shall use its best endeavours to prevent the publication or disclosure of any such confidential information concerning such matters.

11.2	No public announcement or communication of any kind shall be made in respect of the subject matter of this Agreement unless specifically agreed between the parties or unless an announcement is required pursuant to the applicable laws and the regulations or the requirements of any regulatory body or authority. Any announcement by any party required to be made pursuant to any relevant laws or regulation or the requirements of the any regulatory body or authority shall be issued only after such prior consultation with the other party as is reasonably practicable in the circumstances.

12.	GENERAL

12.1	This Agreement constitutes the entire agreement between the parties hereto with respect to the matters dealt with herein and supersedes all previous agreements, arrangements, statements, understandings or transactions between the parties hereto in relation to the matters hereof and the parties acknowledge that no claim shall arise in respect of any agreement so superseded.

12.2	Any variation to this Agreement shall be binding only if recorded in a document signed by all the parties hereto.

12.3	Time shall be of the essence of this Agreement but no failure by any party to exercise, and no delay on its part in exercising any right hereunder will operate as a waiver thereof, nor shall any single or partial exercise of any right under this Agreement (including a settlement with the Vendor) preclude any other or further exercise of it or the exercise of any right or prejudice or affect any right against any person under the same liability whether joint, several or otherwise. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

12.4	This Agreement shall be binding upon and enure for the benefit of the successors of the parties but shall not be assignable.

12.5	All provisions of this Agreement, in so far as the same shall not have been performed at Completion, shall remain in full force and effect notwithstanding Completion.

12.6	If any provision of this Agreement shall be held to be illegal or unenforceable, the enforceability of the remainder of this Agreement shall not be affected.

12.7	Time shall be of the essence as regards any date or period mentioned in this Agreement and any date or period substituted for the same by agreement of the parties hereto or otherwise.

13.	NOTICES

13.1	Any notice required to be given by any party hereto to any other shall be deemed validly served by hand delivery or by prepaid registered letter sent through the post (airmail if to an overseas address) or by facsimile transmission to its address given herein or such other address as may from time to time be notified for this purpose and any notice served by hand shall be deemed to have been served on delivery, any notice served or by facsimile transmission shall be deemed to have been served when sent and any notice served by prepaid registered letter shall be deemed to have been served 48 hours (72 hours in the case of a letter sent by airmail to an address in another country) after the time at which it was posted an din providing service it shall be sufficient (in the case of service by hand and prepaid registered letter) to provide that the notice was properly addressed and delivered or posted, as the case may be, and in the case of service by facsimile transmission to prove that the transmission was confirmed as sent by the originating machine.

14.	COSTS AND STAMP DUTY

14.1	Each party shall bear its own costs and expenses (including legal fees) incurred in connection with the preparation, negotiation, execution and performance of this Agreement and all documents incidental or relating to Completion.

14.2	All stamp duty (if any) payable in connection with the sale and purchase of the Sale Shares shall be borne by each of the Vendors and the Purchaser in equal shares.

15.	GOVERNING LAW AND JURISDICTION

15.1	This Agreement shall be governed by and construed in accordance with the laws of South Australia, Australia.

15.2	In relation to any legal action or proceedings to enforce this Agreement or arising out of or in connection with this Agreement ("proceedings") each of the parties irrevocably submits to the non-exclusive jurisdiction of the High Court of South Australia and waives any objection to proceedings in that court on the grounds of venue or on the grounds that the proceedings have been brought in any inconvenient forum.

15.3	These submissions shall not affect the right of any party to take proceedings in any other jurisdiction nor shall the taking of proceedings in any jurisdiction preclude any party from taking proceedings in any other jurisdiction.

16.	LEGAL REPRESENTATION

Each parties confirms and acknowledges to the other that he/it has sought separate legal representation and is fully aware of the provisions of this Agreement and the transactions contemplated herein before entering into this Agreement.

17.	COUNTERPARTS

This Agreement may be executed in one or more counter parts each of which shall be binding on each party by whom or on whose behalf it is so executed, but which together shall substitute a single instrument. For the avoidance of doubt, this Agreement shall not be binding on any party hereto unless and until it shall have been executed by or on behalf of all persons expressed to be a party hereto.

SCHEDULE 1

Particulars of the Company

Company Name:	Magum International Holdings Limited

Company Number

Registered Address:

,

Board of Directors:

Issued Share Capital:	50,000 shares of US$1.00 each

SCHEDULE 2

Shareholders of the Company

Name and address of shareholder	Number of Shares held Pre-Transaction	Number of Shares held under this Agreement	Number of held Post Transaction Shares	Total Consideration	Issuance of Consideration Shares
Column 1	Column 2	Column 3	Column 4	Column 5	Column 6
				USD
Linlin GAO	13,250	13,250	0	2,750,000	907,590

Hua BI	12,250	12,250	0	2,750,000	907,590

Lulu GONG	12,250	12,250	0	2,750,000	907,590

Chun LIU	12,250	12,250	0	2,750,000	907,590

Total	50,000	50,000	0	11,000,000	3,630,360

SCHEDULE 3

Warranties

In this Schedule, unless the context otherwise indicates each of the Warranties shall be deemed to repeated mutatis mutandis at the date of this Agreement and at Completion for the Company and each controlled entity of the Company.

1.0	INTERPRETATION

In this schedule where the context admits:-

"Accounts" means the Audited Accounts, Interim Accounts and the Completion Accounts;

"Balance Sheet Date" means 31 December 2020, 30 June 2021 and the Completion Date;

"Disclosed Charges" means, in respect of the Properties, the charges, mortgages or encumbrances in favour of independent third parties which have been registered in the relevant land registry in its place of business and which remain, as at the date of this Agreement and at Completion, undischarged;

"Intellectual Property" means patents, trademarks, service marks, trade names, registered designs, designs, copyrights and other forms of intellectual or industrial property (in each case in any part of the world and whether or not registered or registrable and for the full period thereof and all extensions and renewals thereof and applications for registration of or otherwise in connection with the foregoing), know-how, inventions, formulae, confidential or secret processes and information, computer programs and software, and any other protected rights and assets, and any licences and permissions in connection therewith;

2.	INFORMATION

(A)	Disclosures

The facts and information set out in the recitals and, the Schedules and all documents attached are true and all information which has been provided in writing to the Purchaser or its representatives or advisers by the Vendor or by any Director, officer or other official of the Company or by their respective professional advisers or other agents was when given and is now true and accurate in all material respects. There is no fact or matter which has not been disclosed which renders any such information untrue, inaccurate or misleading or the disclosure of which might reasonably affect the willingness of a willing purchaser to purchase the Sale Shares in accordance with the provisions of this Agreement.

(B)	Assessment of prospects

The information disclosed to the Purchaser or its representatives or professional advisers, by the Vendor and the Directors officers or other officials of the Company regarding the current trading and prospects of the Company comprises all information which is material for the reasonable assessment of the financial and trading prospects of the Company.

3.	COMPLIANCE AND ABILITY TO SELL

(A)	Constitution of the Company

The copy of the memorandum and articles of association of the Company which is provided to the Purchaser is true and complete in all respects and has embodied in it or annexed to it a copy of every such resolution and agreement required by law to be annexed to it and the Company has at all times carried on its business and affairs in all respects in accordance with its memorandum and articles of association and all such resolutions and agreements.

(B)	Statutory compliance

The Company is a duly organised limited liability company validly existing under the laws of the place of its incorporation and has the corporate powers and authorises to carry on the business presently carried on by it and to own and hold the assets used therewith. The Company has complied with the provisions of all applicable laws, regulations (and all orders notices and directions made thereunder) and all applicable codes or practices. All returns, particulars, resolutions and other documents required to be filed with or delivered to the registrar of companies or to any other authority whatsoever by the Company have been correctly and properly prepared and so filed or delivered.

(C)	Power to sell

Each of the Vendors has full power to enter into and perform this Agreement respectively and this Agreement will constitute, binding obligations on each such party, enforceable in accordance with their terms.

4.	CAPITAL STRUCTURE

(A)	Capital of the Company

The Sale Shares together constitute 100% of the issued share capital of the Company as at the date of this Agreement and are fully paid up. There is no Encumbrance or other form of agreement (including conversion rights and rights of pre-emption) on, over or affecting the Sale Shares or any unissued shares, debentures or other securities of the Company and there is no agreement or commitment to give or create any of the foregoing, and no claim has been made by any person to be entitled to any of the foregoing, and no person has the right (whether exercisable now or in the future and whether contingent or not) to call for the issue of any share or loan capital of the Company under any of the foregoing.

(B)	Ownership

(i) All the Sale Shares are solely legally and beneficially owned by and registered in the names of the respective Vendors in the proportions set out in column 2 of Schedule 2; and (ii) All the Sale Shares, and the unissued share capital of the Company are free from any Encumbrance and there are no arrangements in force or claimed entitling or allegedly entitling any person to any Encumbrance.

(C)	Reorganisation of share capital

The Company has not at any time, other than the issue of shares to the Vendors:

(i)	repaid, redeemed or purchased or agreed to repay, redeem or purchase any of its shares, or otherwise reduced or agreed to reduce its issued share capital or any class of it; or

(ii)	capitalised or agreed to capitalise in the form of shares, debentures or other securities or in paying up any amounts unpaid on any shares, debentures or other securities, any profits or reserves of any class or description or passed or agreed to pass any resolution to do so.

(D)	Connected business

The Company:

(i)	is not and has not agreed to become the holder or beneficial owner of any class of any shares, debentures or other securities of any other company (wherever incorporated);

(ii)	has not been and has not agreed to become a Subsidiary of any other company or under the control of any group of companies or consortium;

(iii)	is not and has not at any time been and has not agreed to become a member of any partnership, joint venture, consortium or other unincorporated association; and

(iv)	has no branch, place of business, permanent establishment or substantial assets outside of China.

5.	ACCOUNTS

(A)	General

The Accounts:

(i)	are prepared in accordance with the requirements of all relevant laws, statutes, with good accounting principles and practices generally accepted at the date hereof in [International Accounting Standards] for companies carrying on a similar business to that of the Company comply with the laws and regulations and all relevant statements of standard accounting practice and accounting guidelines issued by the relevant authorities, are prepared on a basis consistent with preceding accounting periods of the Company and with the books of account of the Company and are true and accurate in all material respects;

(ii)	disclose a true and fair view of the assets and liabilities of the Company at the Balance Sheet Date and of its profits for the financial year ended on such date;

(iii)	contain full provision or reserve for bad and doubtful debts, burdensome contracts or other obligations, obsolescent or slow moving stocks and for depreciation on fixed assets, which provision or reserve was when made and is now adequate;

(iv)	contain a note of all capital commitments of the Company at the Balance Sheet Date, which note was when made and is now adequate, fair and not misleading; and

(v)	contain full provision or reserves (as appropriate) for all Taxation.

(B)	Liabilities

At the Balance Sheet Date, the Company had no liabilities known, actual or contingent (including contingent liabilities to customers and contingent liabilities for Taxation) which were not disclosed, noted or provided for in the Accounts.

(C)	Books of account

All accounts, books, ledgers, financial and other necessary records of whatsoever kind of the Company (including all invoices and other records required for tax):

(i)	have been fully, properly and accurately maintained, are in the possession of the Company and contain true and accurate records of all matters including those required to be entered in them by applicable laws and no notice or allegation that any of the same is incorrect or should be rectified has been received;

(ii)	do not contain or reflect any material inaccuracies or discrepancies;

(iii)	give and reflect a true and fair view of the matters which ought to appear in them and in particular of the financial, contractual and trading position of the Company and of its fixed and current assets and liabilities (actual and contingent), debtors and creditors; and

(iv)	contain accurate information in accordance with International Accounting Standards relating to all transactions to which the Company has been a party and the Accounts do not overstate the value of any asset or understate any liability of the Company at the Balance Sheet Date.

6.	POST BALANCE SHEET DATE EVENTS

Since the Balance Sheet Date the Company:

(A)	Business

has carried on its business in the ordinary and usual course and without entering into any transaction, assuming any liability or making any payment not provided for in the Accounts which is not in the ordinary course of business and without any interruption or alteration in the nature, scope or manner of its business and nothing has been done which would be likely to prejudice the interests of the Purchaser as a prospective purchaser of the Sale Shares;

(B)	Financial position and prospects

has not experienced any deterioration in its financial or trading position or prospects or turnover or suffered any diminution of its assets by the wrongful act of any person and the value of its net assets is not less than the value of its net assets as at the Accounts Date as shown by the Accounts and the Company has not had its business, profitability or prospects adversely affected by the loss of any important customer or source of supply or by any abnormal factor not affecting similar businesses to a like extent and there are no facts which are likely to give rise to any such effects;

(C)	Assets and liabilities

has not acquired or disposed of or agreed to acquire or dispose of any assets or assumed or incurred or agreed to assume or incur any liabilities (actual or contingent) otherwise than in the ordinary course of business;

(D)	Distributions and loan repayments

has not declared, made or paid any dividend, bonus or other distribution of capital or income (whether a qualifying distribution or otherwise) and (excluding fluctuations in overdrawn current accounts with bankers) no loan or loan capital of the Company has been repaid in whole or in part or has become due or is liable to be declared due by reason of either service of a notice or lapse of time or otherwise howsoever;

(E)	Liability to tax

has not carried out or entered into any transaction and no other event has occurred in consequence of which (whether alone or together with any one or more transactions or events occurring before, on or after the date of this Agreement) any liability of the Company to Taxation has arisen or will arise (or would have arisen or would or might arise but for the availability of any relief, allowance, deduction or credit) other than profits tax on the actual income (not chargeable gains or deemed income) of the Company arising from transactions entered into in the ordinary course of business;

(F)	Employees

has not made any change to the remuneration, terms of employment, emoluments or pension benefits of any present or former director, officer or employee of the Company who on the Balance Sheet Date was entitled to remuneration in excess of RMB 500,000 (or its equivalent in any other currency) per annum and has not appointed or employed any additional director, officer or employee entitled as aforesaid;

(G)	Debts

has not waived or released any debts in whole or in part and has not written off debts in an amount exceeding RMB 20,000 (or its equivalent in any other currency) in the aggregate;

(H)	Contracts

has not entered into contracts involving capital expenditure in an amount exceeding in the aggregate RMB 100,000 (or its equivalent in any other currency);

(I)	Resolutions

(including any class of its members) has not passed any resolution whether in general meeting or otherwise;

(J)	Third party rights

has not become aware that any event has occurred which would entitle any third party to terminate any contract or any benefit enjoyed by it or call in any money before the normal due date therefor;

(K)	Creditors

has paid its creditors within the times agreed with such creditors and does not have any debts outstanding which are overdue for payment by more than four weeks;

(L)	Borrowings

has not borrowed or raised any money or taken any financial facility (except such short term borrowings from bankers as are within the amount of any overdraft facility which was available to the Company at the Balance Sheet Date) or since the Balance Sheet Date renegotiated or received any notice from any banker that such banker wishes to renegotiate any overdraft facility available to the Company at the Balance Sheet Date.

8.	TRANSACTIONS WITH VENDOR AND DIRECTORS

(A)	Loans and debts

There is not outstanding:

(i)	any indebtedness or other liability (actual or contingent) owing by the Company to any of the Vendors or any director of the Company of any of them or owing to the Company by any of the Vendor or any director of the Company; or

(ii)	any guarantee or security for any such indebtedness or liability as aforesaid.

(B)	Contracts and arrangements

(i)	There is not now outstanding, any agreement, arrangement or understanding (whether legally enforceable or not) to which the Company is a party or has an interest and in which any of the Vendor, or any director of the Company of any of them is interested whether directly or indirectly; or

(ii)	The Company is not a party to nor has its profits or financial position during the last year been affected by any agreement or arrangement which is not entirely of an arm's length nature.

(C)	Competitive interests

None of the Vendors nor any director of the Company nor any Connected Person of any of them or intends to acquire, either individually or collectively, or with any other person or persons, has any estate, right or interest, directly or indirectly, in any business other than that now carried on by the Company which is or is likely to be or become competitive with the business of the Company.

(D)	Intellectual Property

None of the Vendors nor any director of the Company either individually, collectively or with any other person or persons are not interested in any way whatsoever in any Intellectual Property used and not wholly owned by the Company.

(E)	Benefits

None of the Vendors nor any director of the Company, is entitled to or has claimed entitlement to any remuneration, compensation or other benefit from the Company.

9.	FINANCE

(A)	Debts owed to the Company

(i)	The Company does not own the benefit of any debt (whether present or future) other than debts which have accrued to it in the ordinary course of business.

(ii)	All debts owed to the Company are collectable in the ordinary course of business and each such debt will realise in full its face value within three months of its due date for payment.

(iii)	The debts owing to the Company shown in the Accounts (subject to any provision for bad and doubtful debts made in the Accounts, as the case may be) were paid in full on their due dates or, if any such debts are not yet due, each such debt is not now regarded by the Company or by the Vendors as irrecoverable in whole or in part.

(B)	Bank accounts

Particulars of the balances on all the Company's bank accounts as at a date not more than seven days before the date of this Agreement have been disclosed and the Company has no other bank accounts; since the date of such particulars there have been no payments out of any such bank accounts except for routine payments and the aggregate balance on all such bank accounts is not substantially different from the aggregate balance shown in such particulars.

(C)	Financial facilities

In relation to any Encumbrance to which any asset of the Company is subject and in relation to debentures, acceptance lines, overdrafts, loans or other financial facilities outstanding or available to the Company:

(i)	the Vendor have disclosed full details of them and true and correct copies of all documents relating to them; and

(ii)	none of the Vendor nor the Company has done anything whereby the continuance of any such encumbrance or facility in full force and effect might be affected or prejudiced.

(D)	Options, guarantees etc

The Company is not responsible for the indebtedness of any other person, and in particular but without prejudice to the generality of the foregoing is not a party to any option or pre-emption right or a party to any guarantee or suretyship or any other obligation (whatever called) to pay, purchase or provide funds (whether by the advance of money, the purchase of or subscription for shares or other securities or the purchase of assets or services or otherwise) for the payment of, or as an indemnity against the consequence of default in the payment of, any indebtedness of any other person.

10.	TAXATION

(A)	General

(i)	Notices and returns

All notices, returns and computations of the Company for the purposes of Taxation have been made punctually on a proper basis and are correct and none of them is, or is likely to be, the subject of any dispute with any fiscal authority.

(ii)	Payment of tax due

All Taxation which the Company is liable to pay prior to Completion has been or will be so paid prior to Completion.

(iii)	Penalties or interest on tax

The Company has not paid or become liable to pay any penalty, fine or interest charged by virtue of the provisions of any Taxation statute, law, rule or regulation.

(iv)	Compliance with tax collection obligations

(a)	All tax deductible and payable under any Taxation statute, law, rule or regulation has, so far as is required to be deducted, been deducted from all payments made or treated as made by the Company and all amounts due to be paid to all relevant Taxation authorities prior to the date of this Agreement have been so paid.

(b)	All payments by the Company to any person which ought to have been made under deduction of tax have been so made and the Company (if required by law to do so) has accounted to the relevant fiscal authority for the tax so deducted.

(c)	Proper records have been maintained in respect of all such deductions and payments and all applicable regulations have been complied with.

(v)	No back duty investigation

The Company has not in the last year been the subject of a discovery, audit or investigation by any Taxation authority and there are no facts which are likely to cause a discovery, audit or investigation to be made.

(vi)	Tax provision

Full provision or reserve has been made in the Accounts for all Taxation assessed or liable to be assessed on the Company or for which it is accountable in respect of income, profits or gains earned, accrued or received on or before the Balance Sheet Date, including distributions made down to such date or provided for in the Accounts, and proper provision has been made in the Accounts for deferred taxation in accordance with internationally accepted accounting standards.

(vii)	Anti-avoidance provisions

The Company has not entered into or been a party to any scheme or arrangement of which the main purpose, or one of the main purposes, was the avoidance of or the reduction in liability to taxation.

(viii)	Calculation of tax liability

The Company has sufficient records to permit accurate calculation of the tax liability or relief which would arise upon a disposal or realisation on completion of each asset owned by the Company at the Balance Sheet Date or acquired by the Company before Completion.

(ix)	Claims and disclaimers

The Company has duly submitted all claims and disclaimers the making of which has been assumed for the purposes of the Accounts.

(x)	Sales at under-value or over-value

The Company has not been a party to any sale or other disposal of an asset either at an under-value or an over-value.

11.	OTHER ASSETS

(A)	Assets and charges

(i)	All assets of the Company which are included in the Accounts or have otherwise been represented as being the property of the Company or which were at the Balance Sheet Date used or held for the purposes of its business were at the Balance Sheet Date in the absolute beneficial ownership of the Company and (except for assets disposed of or realised by the Company in the ordinary course of business) the Company is the absolute beneficial owner of and has good, marketable title to all such assets and all such assets are in the possession and control of the Company and are sited within Malaysia.

(ii)	All assets which have been acquired by the Company since the Balance Sheet Date are (except as aforesaid) now in the absolute beneficial ownership of the Company and in the possession and control of the Company and none is the subject of any encumbrance (excepting only liens arising in the normal course of trading) nor has the Company created or agreed to create any encumbrance or entered into any factoring arrangement, hire-purchase, conditional sale or credit sale agreement which has not been disclosed and in respect of any such encumbrance, arrangement or agreement so disclosed there has been no default by the Company in the performance or observance of any of the provisions thereof.

(B)	Condition of assets

The plant and machinery (including fixed plant and machinery) and all vehicles and office and other equipment and assets shown in the Accounts or acquired since the Balance Sheet Date or otherwise used in connection with the business of the Company which have not been disposed of in the ordinary course of business:

(i)	do not contravene any requirement or restriction having the force of law;

(ii)	performs in accordance with its manufacturers specifications and are in good repair and condition and are regularly maintained, fully serviceable and in good working order;

(iii)	are each capable of doing the work for which they were designed and/or purchased and will each be so capable (subject to fair wear and tear) during the period of time over which the value of such assets will be written down to nil in the accounts of the Company;

(iv)	are not surplus to the Company's requirements; and

(v)	are not dangerous, inefficient, out-of-date, unsuitable or in need of renewal or replacement and the vehicles owned by the Company are road-worthy and duly licensed for the purposes for which they are used.

(vi)	maintenance contracts are in full force and effect in respect of the computer and all other assets owned or used by the Company which it is normal or prudent to have maintained by outside or specialist contractors.

(C)	Insurance

(i)	All the assets of the Company which are of an insurable nature have at all material times been and are at the date hereof fully insured to their full replacement value against fire and other risks normally insured against by companies carrying on similar businesses or owning property of a similar nature to those of the Company and the Company has at all material times been and is at the date of this Agreement adequately covered against all legal liability and risks normally insured against by such companies (including liability to employees or third parties for personal injury or loss or damage to property, product liability and loss of profit).

(ii)	Particulars of all policies of insurance of the Company now in force have been disclosed and such particulars are true and correct and all premiums due on such policies have been duly paid and all such policies are valid and in force and (so far as the Company and the Vendor are aware) there are no circumstances which might lead to any liability under such insurance being avoided by the insurers or the premiums being increased and there is no claim outstanding under such policy nor are the Company and the Vendor aware of any circumstances likely to give rise to a claim or cause an application for renewal of such policy to be refused.

(iii)	No insurance company has refused to insure the Property assets or risks of the Company or has imposed conditions (by way of increased premiums or otherwise) for such insurance.

(D)	Retention of title

The Company has not acquired or agreed to acquire any material asset on terms that title to such asset does not pass to the Company until full payment is made.

(E)	Equipment leases etc

Rentals payable by the Company under any leasing, hire-purchase or other similar agreement to which it is a party have not been and are not likely to be increased and all such rentals are fully deductible by the Company for tax purposes.

12.	OPERATION

(A)	Licences, permits, consents and authorities

The Company has all necessary licences (including statutory licences), permits, consents and authorities (public and private) for the proper and effective carrying on of its business and in the manner in which such business is now carried on and all such licences, permits, consents and authorities are valid and subsisting and the Company knows of no reason why any of them should be suspended, cancelled or revoked whether in connection with the acquisition of the Sale Shares by the Purchaser or otherwise and so far as the Company is aware there are no factors that might in any way prejudice the continuance or renewal of any of those licences, permits, consents or authorities and the Company is not restricted by contract from carrying on any activity in any part of the world.

(B)	Litigation and arbitration

(i)	Save as plaintiff in the collection of debts (not exceeding RMB 50,000 (or its equivalent in any other currency) in the aggregate) arising in the ordinary course of business, the Company is not now engaged in any litigation or arbitration proceedings and there are no lawsuits or arbitration proceedings pending or threatened by or against the Company or any person for whose acts or defaults the Company may be vicariously liable.

(ii)	No injunction has been granted against the Company.

(iii)	The Company is not subject to any order or judgment given by any court or governmental agency which is still in force.

(iv)	The Company has not given any undertaking to any court or to any third party arising out of any legal proceedings.

(v)	There is no matter or fact in existence which might give rise to any legal proceedings or arbitration involving the Company including any which might form the basis of any criminal prosecution against the Company.

(vi)	No current director, officer or employee of the Company has had a bankruptcy petition presented against him, is party to any arrangement or compromise under any insolvency legislation, or has been disqualified from acting as a director of a company for any period or has been convicted of or is at present or has been charged with and not acquitted of any criminal offence (other than traffic offences the subject of a fixed penalty fine).

(vii)	No governmental or other investigation or inquiry is in progress or threatened in respect of the Company or its business and there are no circumstances likely to lead to any of the same.

(C)	Delegation of powers

There are in force no powers of attorney given by the Company nor any other authority (express, implied or ostensible) given by the Company to any person to enter into any contract or commitment or do anything on its behalf other than any authority of employees to enter into routine trading contracts in the normal course of their duties.

(D)	Confidentiality

No disclosure has been made of any of the confidential information, including financial or trade secrets, of the Company save in the ordinary course of business of the Company and the Company has taken adequate steps to preserve the confidential nature of all such information.

(E)	Business names

The Company does not use on its letterhead, books or vehicles or otherwise carry on its business under any name other than its corporate name.

(F)	Records of the Company

(i)	All the accounting records, statutory and other books and records (including the register of members), and other deeds documents records, data and information of the Company and its pension and benefit schemes (if any) are, and have since its incorporation been, kept up to date, properly, accurately and consistently completed and are a complete and accurate record of all acts and transactions of the Company and of all matters required by law or best business practice to be recorded or registered therein; the Company has not received any application or request for rectification of any such registers are in the possession of the Company.

(ii)	The Company does not have any of its records, systems, controls, data or information recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process whether computerised or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of the Company.

(G)	Winding up, insolvency and receivership

(i)	No order has been made or petition presented or resolution passed for the winding up of the Company and no distress, execution or other process has been levied on any of its assets.

(ii)	The Company has not stopped payment and is not insolvent nor unable to pay its debts as they fall due.

(iii)	No administrative or other receiver has been appointed by any person of the business or assets of the Company or any part thereof, nor has any order been made or petition presented for the appointment of an administrator in respect of the Company.

(iv)	There has been no delay by the Company in the payment of any material obligation due for payment.

(H)	Guarantees, warranties and sureties

No person other than the Company or a Subsidiary has given any guarantee of or security for any overdraft, loan or loan facility granted to the Company.

(I)	Documents

All title deeds and other documents required to show title to the assets of the Company (duly stamped where necessary) and all other documents and agreements to which the Company is a party and all other documents, records and correspondence of the Business owned by, or which ought to be in the possession of, the Company are in the possession of the Company.

13.	CONTRACTS

(A)	Onerous contracts

There are no long term contracts (i.e. contracts not terminable by the Company without penalty on six months' notice or less) or onerous or unusual or abnormal contracts (i.e. contracts for capital commitments or contracts differing from those necessitated by the ordinary course of business) binding upon the Company, nor is the Company a party to any contract which contains any onerous or other provision material for disclosure to an intending purchaser of the Sale Shares and no expenses or liabilities of a material amount have been incurred before the date of this Agreement by the Company otherwise than for the purpose of the Company's business.

(B)	Material contracts

Copies of all material contracts to which the Company is a party have been disclosed or will be disclosed to the Purchaser during the due diligence to be conducted by the Purchaser pursuant to clause 3.3 of the Agreement and, save as those disclosed, the Company is not a party to or subject to any agreement, transaction, obligation, commitment, understanding, arrangement or liability which:

(i)	is incapable of complete performance in accordance with its terms within six months after the date on which it was entered into or undertaken;

(ii)	is known by any of the Vendor to be likely to be unprofitable or result in a loss to the Company on completion of performance;

(iii)	cannot readily be fulfilled or performed by the Company on time and without undue or unusual expenditure of money and effort;

(iv)	involves or is likely to involve obligations, restrictions, expenditure or receipts of an unusual, onerous or exceptional nature and not in the ordinary course of business;

(v)	requires an aggregate consideration payable by the Company in excess of RM50,000 (or its equivalent in any other currency);

(vi)	is a contract for services (other than contracts for the supply of electricity or normal office services);

(vii)	requires the Company to pay any commission, finder's fee, royalty or the like; or

(viii)	is in any way otherwise than in the ordinary and proper course of the Company's business.

(C)	Performance of contracts

(i)	The terms of all contracts of the Company have been complied with by the Company and by the other parties to the contracts in all respects and there are no circumstances likely to give rise to a default by the Company or by the other parties under any such contract.

(ii)	All the contracts of the Company except those between the Company and its employees are assignable by the Company without the consent of any other party.

(iii)	There are no outstanding claims, separately or in the aggregate of material amounts, against the Company on the part of customers or other parties in respect of defects in quality or delays in delivery or completion of contracts or deficiencies of design or performance or otherwise relating to liability for goods or services sold or supplied by the Company and no such claims are threatened or anticipated and there is no matter or fact in existence in relation to goods or services currently sold or supplied by the Company which might give rise to the same.

(iv)	The Company has no knowledge of the invalidity of or grounds for rescission, avoidance or repudiation of any agreement or other transaction to which the Company is a party and has received no notice of any intention to terminate, repudiate or disclaim any such agreement or other transaction.

(D)	Restrictive contracts

There are no agreements in force restricting the freedom of the Company to provide and take goods and services by such means and from and to such persons as it may from time to time think fit.

(E)	Agency and distributorship agreements

The Company is not a party to any subsisting agency or distributorship agreement.

14.	EMPLOYEES

(A)	Particulars of employees

The particulars to be disclosed to the Purchaser during the due diligence to be conducted by the Purchaser are true and complete and show in respect of each director, officer and employee of the Company his date of birth, the date on which he commenced employment with the Company and all remuneration payable and other benefits provided or which the Company is bound to provide (whether now or in the future) to each such person and include full particulars of all remuneration arrangements (particularly profit sharing, incentive and bonus arrangements to which the Company is a party whether binding or not) and each director, officer and employee of the Company is listed therein.

(B)	Service contracts etc.

(i)	There is no contract of service in force between the Company and any of its directors, officers or employees which is not terminable by the Company without compensation on one month's notice given at any time.

(ii)	There are no consultancy or management services agreements in existence between the Company and any other person, firm or company.

(iii)	There are no agreements or other arrangements (binding or otherwise) between the Company or any employers' or trade association of which the Company is a member and any trades union or other body or organisation representing its employees.

(C)	Benefits

(i)	Compliance with contractual obligations

There are no amounts owing to present or former directors, officers or employees of the Company other than not more than one month's arrears of remuneration accrued or due or for reimbursement of business expenses incurred within a period of three months preceding the date hereof.

(ii)	Obligations provided for in the Accounts

Save to the extent (if any) to which provision or allowance has been made in the Accounts, the Company has not made or agreed to make any payment to or provided or agreed to provide any benefit for any present or former director, officer or employee of the Company nor any dependent of any present or former director, officer or employee of the Company.

(iii)	Future obligations

Save as disclosed, no moneys or benefits other than in respect of remuneration or emoluments of employment are payable to or for the benefit of any present or former director, officer or employee of the Company.

(D)	Liabilities and payments

Save to the extent (if any) to which provision or allowance has been made in the Accounts:

(i)	no liability has been incurred or is anticipated by the Company for breach of any contract of employment or for services or for severance payments or for redundancy payments or protective awards or for compensation for unfair dismissal or for failure to comply with any order for the reinstatement or re-engagement of any employee or for any other liability accruing from the termination or variation of any contract of employment or for services; and

(ii)	no gratuitous payment has been made or promised by the Company in connection with the actual or proposed termination or suspension of employment or variation of any contract of employment or for services of any present or former director, officer or employee of the Company.

(E)	Relevant legislation

(i)	Statutory compliance etc.

The Company has in relation to each of its employees (and so far as relevant to each of its former employees) complied with:

(a)	all obligations imposed on it by all relevant statutes, regulations and codes of conduct and practice affecting its employment of any persons and all relevant orders and awards made thereunder and has maintained current, adequate and suitable records regarding the service, terms and conditions of employment of each of its employees; and

(b)	all collective agreements, recognition agreements and customs and practices for the time being affecting its employees or their conditions of service.

(ii)	Notices

The Company has not been served with any improvement and/or prohibition notices pursuant to any applicable employment or health and safety laws, rules and/or regulations and is not in breach of any provisions of any of the foregoing.

(iii)	Claims by employees

There is no liability or claim against the Company from any employee or former employee outstanding or anticipated.

(F)	Redundancies

Within a period of one year preceding the date of this Agreement the Company has not given notice of any redundancies.

(G)	Termination of employment

No present director, officer or employee of the Company has given or received notice terminating his employment except as expressly contemplated under this Agreement and Completion of this Agreement will not trigger any "golden parachute" agreement.

(H)	Share and other schemes

The Company does not have in existence nor is it proposing to introduce:

(i)	any employee share trust, share incentive scheme, share option scheme or profit sharing scheme for the benefit of all or any of its directors, officers or employees; or

(ii)	any scheme whereunder any director, officer or employee of the Company is entitled to a commission or remuneration of any other sort calculated by reference to the whole or part of the turnover, profits or sales of the Company.

(I)	Disputes and claims

(i)	No dispute exists or can reasonably be anticipated between the Company and a material number or category of its employees and so far as the Vendor are aware there are no wage or other claims outstanding against the Company by any person who is now or has been a director, officer or employee of the Company.

(ii)	The Company has not had during the last three years any strike, work stoppages, slow-down, work-to-rule or lock-out by its employees, nor, so far as the Vendor are aware, is any anticipated.

15.	INTELLECTUAL PROPERTY

(A)	Ownership and rights

(i)	General

Full particulars of all Intellectual Property owned or otherwise exploited or used by the Company in any part of the world will be disclosed to the Purchaser during the due diligence to be conducted by the Purchaser. All Intellectual Property exploited or used by the Company is in the absolute beneficial ownership of the Company or the Company is a 1icensee of the same pursuant to an Intellectual Property Agreement and the Company does not own, use, exploit or have any other interest in any Intellectual Property which has not been disclosed. In particular but without prejudice to the generality of the foregoing, none of the Intellectual Property disclosed is jointly owned by the Company and a third party.

(ii)	Enforcement

All applications for any Intellectual Property owned, used or otherwise exploited by the Company are being diligently prosecuted; patents, registered trademarks and registered designs and other similar registered or recorded Intellectual Property rights owned, used or otherwise exploited by the Company have been maintained; nothing has been done to diminish or otherwise affect the reputation of unregistered trademarks, trade names, brand names or get up owned, used or otherwise exploited by the Company; no copying or reproduction of the copyright material owned, used or otherwise exploited by the Company has been permitted (expressly or by implication); the Technical Information and other knowhow owned, used or otherwise exploited by the Company has been kept confidential; and (where applicable) all application, registration and renewal fees necessary to procure, register, record or maintain the Intellectual Property have been paid.

(iii)	Intellectual Property Agreements

All Intellectual Property Agreements have been disclosed and are valid and binding; none has been the subject of any breach or default by any party thereto or of any event which with notice or lapse of time or both would constitute a default; nor are there any disputes, claims or proceedings arising out of or relating to the Intellectual Property Agreements. The Company has not authorised or otherwise permitted, expressly or by implication, any use whatsoever of the Intellectual Property owned, used or otherwise exploited by the Company save insofar as any such authority is contained in the appropriate Intellectual Property Agreements. The Company does not use or otherwise exploit any Intellectual Property belonging to a third party save insofar as it is licensed to do so in the appropriate Intellectual Property Agreements. All such agreements have been duly recorded or registered with the proper authorities whenever a requirement to do so exists.

IN WITNESS whereof this Agreement has been duly executed by all parties hereto the day and year first above written.

SIGNED by	)
Linlin GAO	)	/s/ Linlin Gao
in the presence of:	)

SIGNED by	)
Hua BI	)	/s/ Hua Bi
in the presence of:	)

SIGNED by	)
Lulu GONG	)	/s/ Lulu Gong
in the presence of:	)

SIGNED by	)
Chun LIU	)	/s/ Chun Liu
in the presence of:	)

SIGNED by	)
for and on behalf of	)
Magnum International Holdings Limited	)	/s/ Linlin Gao
in the presence of:	)

SIGNED by	)
for and on behalf of	)
Integrated Media Technology Limited	)	/s/ Xiaodong Zhang
in the presence of:	)